Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166447

COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 3 DATED MAY 24, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated May 1, 2013, Supplement No. 1 dated May 2, 2013 and Supplement No. 2 dated May 17, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.;
(2)	recent real property investments and placement of debt on certain real property investments; and
(3)	a potential real property investment.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of May 22, 2013, we had accepted investors’ subscriptions for, and issued, approximately 45.9 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $457.8 million.
Our board of directors has approved closing our primary offering in the third quarter of 2013. We currently expect to stop offering shares of our common stock in our primary offering on August 30, 2013. Our general policy is to accept subscription agreements signed by the investor on or before August 30, 2013, which are received in good order. We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned "Prospectus Summary — Description of Real Estate Investments" beginning on page 11 of the prospectus.
Description of Real Estate Investments
As of May 22, 2013, our investment portfolio consisted of 30 wholly-owned properties located in 16 states, consisting of approximately 4.8 million gross rentable square feet of corporate office and industrial space. We acquired four properties between May 1, 2013 and May 22, 2013, which are listed below:

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price

Hillshire Brands - Chicago, IL	Various	2	Various	233,869	$97,500,000
FedEx - Chillicothe, OH	Logistics	1	FedEx Ground Package System, Inc.	43,824	5,061,862
FedEx - Pocatello, ID	Logistics	1	FedEx Ground Package System, Inc.	33,394	5,170,114
HD Supply - New Braunfels, TX	Logistics	1	HD Supply Facilities Maintenance, Ltd.	62,812	11,250,000
				373,899	$118,981,976

The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Investment Objectives and Policies — Real Property Investments,” “— Tenant Lease Expirations” and “— Depreciable Tax Basis” beginning on page 104 of the prospectus.

Real Property Investments
 As of May 22, 2013, we, through separate wholly-owned limited liability companies, owned 30 properties located in 16 states, consisting of approximately 4.8 million gross rentable square feet of corporate office and industrial space. Between May 1, 2013 and May 22, 2013, we acquired the properties listed below through the use of proceeds from our initial public offering, proceeds from our Credit Facility and a mortgage note.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)		Average Yield (4)		Physical Occupancy
Hillshire Brands - Chicago, IL	May 17, 2013	2012	$97,500,000	$1,950,000	5.90%	(5)	6.83%	(5)	100%
FedEx - Chillicothe, OH	May 20, 2013	2012	5,061,862	101,237	7.15%		7.15%		100%
FedEx - Pocatello, ID	May 20, 2013	2012	5,170,114	103,402	7.15%		7.15%		100%
HD Supply - New Braunfels, TX	May 21, 2013	2005	11,250,000	225,000	8.87%		9.42%		100%
			$118,981,976	$2,379,639

(1)			Purchase price does not include acquisition related expenses.
(2)
Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisitions. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 76 of the prospectus.

(3)
Initial yield is calculated as the current annualized rental income for the in-place lease or leases, as applicable, at the respective property divided by the property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to double net or triple net leases. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease or leases, as applicable, over the non-cancelable lease term at the respective property divided by the property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to double net or triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

(5)			The initial and average yield calculations include other tenant-related parking income, storage income and management fee income per the respective lease agreements.

The following table sets forth the principal provisions of the lease terms for the major tenants of the properties listed above:

						Effective
		Total	% of Total		Effective	Base
		Square	Rentable	Renewal	Annual	Rent per
		Feet	Square	Options	Base	Square
Property	Major Tenants (1)	Leased	Feet	(2)	Rent (3)	Foot (3)		Lease Term (4)
Hillshire Brands - Chicago, IL	The Hillshire Brands Company	221,754	95%	2/5 yr.	$5,067,079	$22.85	(5)	5/17/2013	–	1/31/2028
FedEx - Chillicothe, OH	FedEx Ground Package System, Inc.	43,824	100%	2/5 yr.	361,923	8.26		5/20/2013	–	9/30/2022
FedEx - Pocatello, ID	FedEx Ground Package System, Inc.	33,394	100%	2/5 yr.	369,663	11.07		5/20/2013	–	9/30/2022
HD Supply - New Braunfels, TX	HD Supply Facilities Maintenance, Ltd.	62,812	100%	2/5 yr.	997,455	15.88	(6)	5/21/2013	–	7/31/2025

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents the number of renewal options and the term of each option.
(3)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.
(4)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, these properties are subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(5)	The annual base rent under the lease increases every year by approximately 2% of the then-current annual base rent.
(6)	The annual base rent under the lease increases every five years by 5% of the then-current annual base rent, with the initial increase occurring in August 2015.

Placement of Debt on Certain Real Property Investments

Revolving Credit Facility

As of May 22, 2013, the Company had $233.0 million outstanding under the Credit Facility, and available borrowings under the Credit Facility based on the Borrowing Base of $54.6 million.

Mortgage Loans

On May 17, 2013, the Company entered into the following mortgage note secured by a certain property:

Property	Lender	Loan Amount	Interest Rate	Loan Date	Maturity Date
Hillshire Brands - Chicago, IL	John Hancock Life Insurance Company	$50,000,000	3.70%	5/17/2013	6/1/2023

The mortgage note is generally non-recourse to us and CCI OP, but both are liable for customary non-recourse carveouts. The mortgage note may generally be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the loan agreement. In the event the mortgage note is not paid off on or before its maturity date, the mortgage loan includes default provisions.  Upon the occurrence of an event of default, interest on the mortgage note will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) the then-current interest rate plus 5.00%, as specified in the loan agreement.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of May 22, 2013, for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2013	—	—	$—	—%
2014	—	—	—	—%
2015	—	—	—	—%
2016	1	17,461	418,794	1%
2017	1	39,921	888,745	1%
2018	—	—	—	—%
2019	1	32,599	179,786	1%
2020	1	145,025	2,755,475	4%
2021	—	—	—	—%
2022	17	1,191,041	19,342,286	33%
2023	6	920,400	10,898,613	19%
Thereafter	7	2,437,664	23,857,238	41%
	34	4,784,111	$58,340,937	100%
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis of the acquired properties described in this prospectus supplement is approximately $97.6 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in these properties is estimated, as of May 22, 2013, as follows:

Wholly-owned Property	Depreciable Tax Basis
Hillshire Brands - Chicago, IL	$79,950,000
FedEx - Chillicothe, OH	4,150,727
FedEx - Pocatello, ID	4,239,493
HD Supply - New Braunfels, TX	9,225,000
$97,565,220
We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.
Potential Real Property Investment
Our advisor has identified a property as a potential suitable investment for us. The acquisition of such property is subject to a number of conditions. A significant condition to acquiring this property is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisition. An additional condition to acquiring this property may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Other properties may be identified in the future that we may acquire prior to or instead of this property. Due to the considerable conditions that must be satisfied in order to acquire this property, we cannot make any assurances that the closing of this acquisition is probable. The property currently identified is listed below.

Property	Expected Acquisition Date	Approximate Purchase Price	Approximate Compensation to Sponsor (1)
Harvard Vanguard - Concord, MA	June 2013	$24,450,000	$489,000
.

(1)		Approximate compensation to sponsor represents amounts that may be payable to an affiliate of our advisor for acquisition fees in connection with the potential property acquisition.

The potential property acquisition is subject to a net lease, pursuant to which the tenant is generally required to pay substantially all operating expenses in addition to base rent.

Property	Number of Tenants	Tenants	Rentable Square Feet	Physical Occupancy
Harvard Vanguard - Concord, MA	1	Harvard Vanguard Medical Associates, Inc.	49,250	100%

The table below provides leasing information for the major tenant at the potential property listed above:

Property	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (3)
Harvard Vanguard - Concord, MA	Harvard Vanguard Medical Associates, Inc.	3/10 yr.	$1,600,625	(4)	$32.50	7/1/2013	–	6/30/2030

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)	Represents the number of renewal options and the term of each option.
(3)	Represents the lease term beginning with the current rent period through the end of the non-cancelable lease term, assuming no renewals are exercised.
(4)	The annual base rent under the lease increases every five years by approximately 5% of the then-current annual base rent.
We expect to purchase the property with proceeds from our ongoing offering of our common stock and available debt proceeds from the Credit Facility. We may use the property as collateral in future financings.

CCIT-SUP-03D

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